FILED

2018 DEC 12 PM 1:50

SECRETARY OF STATE
TALLAHASSEE, FL

Articles of Amendment

To

Articles of Incorporation

Of

10SION HOLDINGS, INC.

Document Number: P18000013347

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of Incorporation:

A. The name of the Corporation is: 10SION HOLDINGS, INC.

E. Article IV of the Articles of Incorporation is hereby amended to add as follows:

The number of shares of preferred stock the Corporation is authorized to issue is (a) 9,000,000 shares of which shall have the class, series, preferences, limitations, and relative rights determined from time to time at the prior to the date of issue subject to amendment to the Articles of Incorporation in accordance with §607.0602, Fla. Stat., and (b) 1,000,000 shares of which shall be named Series A Super-voting Convertible Preferred Stock, (i) have the right to convert into a number of shares of common stock equal ninety percent of the issued and outstanding common stock calculated as if such conversion had occurred and (ii) the right to vote together with the holders of the Corporation's common stock as a single class on all matters presented to stockholders for approval, the number of votes to be cast determined on an as converted basis, but (iii) shall have no other designations, preferences, limitations, and relative rights.

The date of each amendment(s) adoption is: As of May 1, 2018.

Adoption of Amendment(s): The amendments were adopted by the initial board of directors in accordance with §607.1005, Fla. Stat before the Corporation has issued shares.

Dated: October 19, 2018

____

Kenneth D. Bland, Sole Director